SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              David Glatstein, President & Chief Executive Officer
                         c/o Southwest Securities, Inc.
                                Renaissance Tower
                              1201 Elm, Suite 3500
                              Dallas, TX 75270-2180
                                 (214) 658-1055
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 14 Pages)

CUSIP No. 910741107               SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Southwest Securities, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        338,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               338,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      338,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David Glatstein
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        4,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               4,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jerome N. Glatstein Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fiduciary Financial Services of the Southwest, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        183,954
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               183,954
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,954
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      EQSF Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        107,700
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               107,700
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      107,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 7 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      M.J. Whitman Advisers, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        37,100
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               37,100
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      37,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      **
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

** less than 1%

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107               SCHEDULE 13D                Page 8 of 14 Pages

      This Statement constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2000 by Southwest Securities, Inc., a Delaware corporation ("Southwest"), David Glatstein ("Mr. Glatstein"), Jerome N. Glatstein Trust (the "Trust") and Fiduciary Financial Services of the Southwest, Inc., a Texas corporation ("FFSS"). On August 25, 2000, EQSF Advisers, Inc., a New York corporation ("EQSF Advisers"), and M.J. Whitman Advisers, Inc., a New York corporation ("MJ Whitman"), joined the group. Southwest, Mr. Glatstein, the Trust, FFSS, EQSF Advisers, and MJ Whitman collectively constitute the group (the "Group"). Except as specifically set forth herein, the Schedule 13D filed on August 15, 2000 remains unmodified. Capitalized terms, unless otherwise defined herein, shall have the meaning ascribed in Schedule 13D.

Item 2. Identity and Background.

      Item 2 is amended and restated as follows:

      This Statement is being filed by the Group, Southwest, Mr. Glatstein, the Trust, FFSS, EQSF Advisers and MJ Whitman.

      The Group consists of Southwest, Mr. Glatstein, the Trust, FFSS, EQSF Advisers and MJ Whitman. The Group was formed on August 25, 2000.

      Item 2 is further amended by adding the following to the end thereof:

      EQSF Advisers is a New York corporation. Its principal business is being an SEC registered Investment Adviser. The address of its principal business and its principal office is 767 3rd Avenue, New York, New York, 10017. As a registered investment adviser with full written discretionary investment power to buy or sell any Common Shares for mutual fund, institutional and individual clients, including the Third Avenue Real Estate Value Fund, without prior approval, EQSF Advisers qualifies as a beneficial owner of such Common Shares.

      MJ Whitman is a New York corporation. Its principal business is being an SEC registered Investment Adviser. The address of its principal business and its principal office is 767 3rd Avenue, New York, New York, 10017. As a registered investment adviser with full written discretionary investment power to buy or sell any Common Shares for institutional and individual clients without prior approval, MJ Whitman qualifies as a beneficial owner of such Common Shares.

      The directors and executive officers of EQSF Advisers and MJ Whitman are set forth on Schedules III and IV respectively attached hereto. Schedules III and IV set forth the following information with respect to each such person.

      (i) name;

      (ii) business address (or residence address where indicated);

      (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (iv) citizenship.

      During the last five years, neither EQSF Advisers, MJ Whitman, nor those individuals set forth on Schedules III and IV attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

      Item 5 is amended as follows: (a) is amended in its entirety to read as follows and new sections (f) and (g) are added.

      (a) The Group. The Group is the beneficial owner of 672,754 Common Shares which constitutes

CUSIP No. 910741107               SCHEDULE 13D                Page 9 of 14 Pages

approximately 7.5% of the number of issued and outstanding Common Shares. The Group has the sole power to vote and sole power to dispose of these Common Shares.

      (f) EQSF Advisers. (i) EQSF Advisers is the beneficial owner of 107,700 Common Shares, which constitutes approximately 1.2% of the number of issued and outstanding Common Shares. EQSF Advisers has the sole power to vote and sole power to dispose of these Common Shares. By virtue of EQSF Advisers' membership in the Group, EQSF Advisers may be deemed to be the beneficial owner of an additional 565,054 Common Shares. EQSF Advisers disclaims beneficial ownership of these additional Common Shares.

      (ii) during the last 60 days EQSF Advisers has engaged in the following open market transaction:

        Transaction   Quantity      Trade Date     Settlement Date      Price

        Sale          25,000        7/14/00        7/19/00              $5.75

      (g) MJ Whitman. MJ Whitman is the beneficial owner of 37,100 Common Shares, which constitutes less than 1% of the number of issued and outstanding Common Shares. MJ Whitman has the sole power to vote and sole power to dispose of these Common Shares. By virtue of MJ Whitman's membership in the Group, MJ Whitman may be deemed to be the beneficial owner of an additional 635,654 Common Shares. MJ Whitman disclaims beneficial ownership of these additional Common Shares.

Item 7. Material to be filed as Exhibits.

      Item 7 is amended in its entirety as follows:

      Exhibit 1: Amended Joint Filing Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2000

                                    Southwest Securities, Inc.

                                    By: /s/ David Glatstein
                                        ----------------------------------------
                                        David Glatstein, President and CEO


                                    /s/ David Glatstein
                                    --------------------------------------------
                                            David Glatstein, Individually

CUSIP No. 910741107               SCHEDULE 13D               Page 10 of 14 Pages

                                    Jerome N. Glatstein Trust

                                    By: /s/ David Glatstein
                                        ----------------------------------------
                                            David Glatstein, Trustee


                                    Fiduciary Financial Services
                                            of the Southwest, Inc.


                                    By: /s/ Paul H. Welch
                                        ----------------------------------------
                                            Paul H. Welch, President


                                    EQSF Advisers, Inc.

                                    By: /s/ W. James Hall
                                        ----------------------------------------
                                            W. James Hall, Secretary


                                    M.J. Whitman Advisers, Inc.

                                    By: /s/ W. James Hall
                                        ----------------------------------------
                                            W. James Hall, Secretary

CUSIP No. 910741107               SCHEDULE 13D               Page 11 of 14 Pages

                                  Exhibit Index

Exhibit No.                              Description
-----------                              -----------

1.                                       Amended Joint Filing Agreement

CUSIP No. 910741107               SCHEDULE 13D               Page 12 of 14 Pages

                                  Schedule III

      The name and present principal occupation of each of the executive officers and directors of EQSF Advisers are set forth below. Each person identified below is a United States citizen, and their principal business address is 767 3rd Avenue, New York, New York 10017. EQSF Advisers is a registered Investment Adviser.

      Name                 Present Principal Occupation or Employment
      ----                 ------------------------------------------

      Martin J. Whitman    Chief Executive Officer and Chairman of the Board of
                           Directors

      David M. Barse       President, Chief Operating Officer and Director

      Michael T. Carney    Chief Financial Officer

      W. James Hall        General Counsel and Secretary

      Barbara E. Whitman   Director

CUSIP No. 910741107               SCHEDULE 13D               Page 13 of 14 Pages

                                   Schedule IV

The name and present principal occupation of each of the executive officers and directors of MJ Whitman are set forth below. Each person identified below is a United States citizen, and their principal business address is 767 3rd Avenue, New York, New York 10017. MJ Whitman is a registered Investment Adviser.

        Name                 Present Principal Occupation or Employment
        ----                 ------------------------------------------

Martin J. Whitman            Chief Executive Officer and Chairman of the Board
                             of Directors

David M. Barse               President, Chief Operating Officer and Director

Michael T. Carney            Chief Financial Officer and Director

W. James Hall                General Counsel and Secretary